SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Richard O’Toole, Esq.

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

with a copy to:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the SEC on November 3, 2017 (the “Form 10-Q”). The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Form 10-Q. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Form 10-Q. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Form 10-Q. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREFII ACQUISITIONS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Form 10-Q. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREF II LADDER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,255,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,255,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 88,925,736 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Form 10-Q. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Schedule 13D filed on March 13, 2017 (the “Original 13D”) by Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Fund II GP-A, LLC, a Delaware limited liability company (“Related GP-A”), Related Real Estate Fund II GP, L.P., a Delaware limited partnership (“Related GP”), Related Real Estate Fund II, L.P., a Delaware limited partnership (“Related Fund”), RREFII Acquisitions, LLC, a Delaware limited liability company (“RREFII Acquisitions”), and RREF II Ladder LLC, a Delaware limited liability company (“RREF Ladder”), all of whom are together referred to herein as the “Reporting Persons”, relating to the Class A Common Stock, par value $0.001 per share (“Shares”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The first two paragraphs of Item 3 of the Original Schedule 13D are hereby amended and restated to read in full as follows:

“The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 7,255,234 Shares.

On February 27, 2017, RREF Ladder, certain pre-IPO stockholders of the Issuer, including affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., and, solely for purposes of Section 2.3(c) and Section 3.3 therein, the Issuer, entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which RREF Ladder purchased 5,886,681 Shares from the pre-IPO stockholders for $80.0 million on March 3, 2017. The Shares were acquired with working capital of Related Fund.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement filed as Exhibit 3 herewith, which is incorporated by reference herein.

On November 9, 2017, RREF Ladder, TI II Ladder Holdings, LLC (“TI II”) and Towerbrook Investors II, AIV, L.P. (“Towerbrook Investors II” and, together with TI II, “Towerbrook”) entered into a Stock Purchase Agreement (the “November 2017 Purchase Agreement”), pursuant to which RREF Ladder purchased 1,098,901 Shares from Towerbrook for $15.0 million on November 13, 2017. The Shares were acquired with working capital of Related Fund.

The foregoing summary of the November 2017 Purchase Agreement is qualified in its entirety by reference to the November 2017 Purchase Agreement filed as Exhibit 7 herewith, which is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

The first paragraph of Items 5(a) and (b) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(a)-(b) Each of the Reporting Persons may be deemed to be the beneficial owner of 7,255,234 Shares, which represents approximately 8.2% of the outstanding Shares. This percentage is calculated based on 88,925,736 Shares outstanding as of October 31, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the SEC on November 3, 2017 (the “Form 10-Q”). The percentage excludes the effect of Shares issuable on exchange of currently outstanding units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for Shares, such percentage would be equal to 6.6%, which is calculated based on the number of outstanding Shares set forth above and 21,822,238 shares of Class B Common Stock and Units outstanding as of October 31, 2017, as reported in the Form 10-Q.”

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1*	Joint Filing Agreement, dated as of March 13, 2017, among the Reporting Persons.

Exhibit 2*	Directors and Executive Officers of Reporting Persons, Related Companies and Realty Group

Exhibit 3*	Stock Purchase Agreement, dated as of February 27, 2017, by and among RREF II Ladder LLC, GI Ladder Holdco LLC, GI Partners Fund III-B, L.P., GI Partners Fund III-A, L.P., TI II Ladder Holdings, LLC, TowerBrook Investors II AIV, L.P., GP09 PX (LAPP) Ladder Capital LTD., GP09 GV Ladder Capital LTD., GP09 PX Ladder Capital LTD. and OCP LCF Holdings Inc.

Exhibit 4*	Stockholders Agreement, dated March 3, 2017, by and among Ladder Capital Corp, RREF II Ladder LLC and any permitted transferee that becomes a party thereto by executing and delivering a joinder thereto.

Exhibit 5*	Lock-Up Agreement, dated March 3, 2017, by and between Deutsche Bank Securities Inc. and RREF II Ladder LLC.

Exhibit 6*	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the investors named therein.

Exhibit 7	Stock Purchase Agreement, dated as of November 9, 2017, by and among RREF II Ladder LLC, TI II Ladder Holdings, LLC and TowerBrook Investors II AIV, L.P.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole Richard O’Toole Vice President

Date: November 13, 2017	RELATED REAL ESTATE FUND II GP-A, LLC

	By:	/s/ Richard O’Toole Richard O’Toole Executive Vice President

Date: November 13, 2017	RELATED REAL ESTATE FUND II GP, L.P.

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole Richard O’Toole Executive Vice President

Date: November 13, 2017	RELATED REAL ESTATE FUND II, L.P.

	By:	Related Real Estate Fund II GP, L.P., its general partner

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole Richard O’Toole Executive Vice President

Date: November 13, 2017	RREFII ACQUISITIONS, LLC

	By:	/s/ Richard O’Toole Richard O’Toole Vice President

Date: November 13, 2017	RREF II LADDER LLC

	By:	/s/ Richard O’Toole Richard O’Toole Executive Vice President